Mail Stop 3561

October 27, 2009

Karla R. Lewis
Executive Vice President & Chief Financial Officer
Reliance Steel & Aluminum Co.
350 South Grand Ave, Suite 5100
Los Angeles, California 90017

Re: Reliance Steel & Aluminum Co.
File No. 001-13122
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Ms. Lewis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief